Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

May 22, 2015

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on May 1, 2015, regarding Post-Effective Amendment No. 123 to the Registration Statement on Form N-1A for the Direxion Daily S&P Biotech Bull 3X Shares, Direxion Daily S&P Biotech Bear 3X Shares, Direxion Daily S&P Oil Services Bull 3X Shares and the Direxion Daily S&P Oil Services Bear 3X Shares (each a “Fund” and collectively the “Funds”), each a series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on March 10, 2015. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus (All Funds, As Applicable)

1.	Please consider removing the disclosure in the first sentence of the fourth paragraph of each Fund’s investment strategy, which indicates that a Fund may gain exposure to only a representative sample of the securities in its respective underlying index, if necessary. Please confirm whether each Fund obtains exposure to a representative sample of the securities included in its respective underlying index. If each Fund does not engage in representative sampling, consider removing any such disclosure.

The Trust notes that although each Fund intends to invest in exchange-traded funds (“ETFs”) and swaps on ETFs, if a Fund is unable to invest in ETFs or obtain exposure to an ETF using a swap, it would seek to gain the appropriate exposure to a representative sample of the securities in its respective underlying index by either investing directly in those securities or by investing in a swap of those securities. Therefore, such disclosure is appropriate to include in each Fund’s investment strategy.

Securities and Exchange Commission

May 22, 2015

2.	For the “Principal Investment Risks” section of each Fund’s summary prospectus, please consider reducing the number and description of the risks to include only the most significant risks and relocating the remaining risk disclosure to the statutory risk section of the Prospectus. Suggested risks to consider removing include the Adviser’s Investment Strategy Risk, Daily Index Correlation/Tracking Risk, Daily Inverse Correlation/Tracking Risk, Early Close/Trading Halt Risk and Gain Limitation Risk.

The Trust responds by making the appropriate modifications by removing the Adverse Market Conditions Risk, Adviser’s Investment Strategy Risk and the Gain Limitation Risk from each Fund’s summary prospectus.

Prospectus (Direxion Daily S&P Biotech Bull 3X Shares (the “Biotech Bull Fund”) and Direxion Daily S&P Biotech Bear 3X Shares (the “Biotech Bear Fund”) (each a “Biotech Fund”)

3.	In the first paragraph of the Biotech Bull Fund’s “Principal Investment Strategies” section, please consider modifying the Fund’s investment strategy to more clearly indicate that the Biotech Bull Fund may invest in ETFs and then execute swaps on such ETFs.

The Trust responds by modifying the disclosure accordingly.

4.	For the Biotech Bull Fund, in the Fund’s “Principal Investment Strategies” section, please clarify the circumstances under which a fund, whose investment strategy is to create long positions that provides leveraged and unleveraged exposure to its underlying index, would engage in short positions. Otherwise, please consider removing references to investments in short positions.

The Trust responds by removing the references to short positions in the Principal Investment Strategies section.

5.	For each Biotech Fund, in the second paragraph under each Fund’s “Principal Investment Strategies” section, please consider removing references to other S&P Select Sector Indexes.

The Trust responds by removing such references accordingly.

6.	The disclosure in each Biotech Fund’s investment strategy indicates that the S&P Biotechnology Select Industry Index is concentrated in the healthcare and biotechnology sectors. Please confirm whether each Fund can comply with Rule 35d-1, which provides that a fund must invest at least 80% of its assets in the type of investment suggested by its name. If so, please consider changing the name of each Biotech Fund to include “Health Care” in each Fund’s name. Otherwise explain supplementally whether the biotechnology industry is a subset of the healthcare industry.

The Trust responds by noting that under the Global Industry Classification Standard (“GICs”) methodology utilized by the S&P Biotechnology Select Industry Index begins with broad sectors, such as healthcare, and then breaks each sector into various industries and sub-industries. The Trust notes that Biotechnology is an industry included in the GICs Healthcare sector, accordingly changing each Fund’s name is not necessary.

Securities and Exchange Commission

May 22, 2015

Prospectus (Direxion Daily S&P Oil Services Bull 3X Shares and Direxion Daily S&P Oil Services Bear 3X Shares (collectively, the “Oil Funds”)

7.	The Staff notes that the Oil Funds’ names do not correspond to the name of the Funds’ underlying index, the S&P Oil & Gas Exploration & Production Select Industry Index. Each Fund’s name includes “oil” but not “gas,” and includes “services” but not “oil and exploration.” Please confirm whether each Fund’s name will change.

The Trust responds by changing the name of each of the above-referenced Funds to correspond to each Fund’s respective underlying index, the Direxion Daily S&P Oil & Gas Exp. & Prod. Bull 3X Shares and Direxion Daily S&P Oil & Gas Exp. & Prod. Bear 3X Shares, accordingly.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis
Name: Eric W. Falkeis Title: Principal Executive Officer

cc:	Eric S. Purple, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC